FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC.
Announces First Bottling of TrueBlue® in the U.S.

Vancouver, Canada, May 17, 2007- Leading Brands, Inc. (Nasdaq: LBIX), North America’s only fully integrated premium beverage company, is pleased to announce that it has commenced co-packing its popular TrueBlue® Blueberry Juice in Iowa.

Leading Brands Chairman and CEO Ralph McRae said: “We have been working to find a good bottling partner for some time now. The growing demand for TrueBlue® in the US - particularly in the midWest and now the Southeast – necessitated this move for us. In addition to lowering our outbound freight cost it brings the great fresh taste of this healthy brand closer to our customers’ homes. This step is directly tied to the consolidation of our plants in Western Canada, where TrueBlue® will continue being produced for the Western part of the continent.”

Leading Brands will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Natural Sports Drinks, NITRO™ Energy Drinks, Infinite Health™ Water, Country Harvest® Juices and Caesar’s® Cocktails.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™ ©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com